Exhibit 99.2

Anderson Energy Ltd.

Reconciliation to U.S. GAAP of the Audited Consolidated Financial Statements for the fiscal years ended

December 31, 2010 and December 31, 2009.

Independent Auditors’ Report

To the Shareholders

We have audited the accompanying consolidated financial statements of Anderson Energy Ltd., which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Anderson Energy Ltd. as at December 31, 2010 and 2009 and its consolidated results of operations and its consolidated cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Other Matter

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information included in Exhibit 99.2 entitled “Reconciliation to U.S. GAAP of the Audited Consolidated Financial Statements for the fiscal years ended December 31, 2010 and December 31, 2009” is presented for purposes of additional analysis and requirements under securities legislation. Such supplementary information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada

September 26, 2011

Anderson Energy Ltd.

Reconciliation to U.S. GAAP of the Audited Consolidated Financial Statements for the fiscal years ended

December 31, 2010 and December 31, 2009.

United States Accounting Principles and Reporting

The consolidated financial statements of Anderson Energy Ltd. have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in most respects, conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant differences between Canadian GAAP and U.S. GAAP are described in this note. Amounts reported herein are stated in Canadian dollars, unless otherwise specified.

RECONCILIATION OF NET LOSS AND COMPREHENSIVE LOSS UNDER CANADIAN GAAP TO U.S. GAAP

The following table reconciles the net loss and comprehensive loss as reported under Canadian GAAP to that which would be reported under U.S. GAAP:

Years ended December 31	Note	2010	2009
(stated in thousands of dollars)

Loss – Canadian GAAP		$(35,631)	$(36,458)

(Increase) decrease in loss under U.S. GAAP:
Depletion, depreciation and accretion	1	43,888	51,470
Impairment of property, plant and equipment	1	(37,299)	—
Future income taxes	4	(1,825)	(17,081)

Loss and comprehensive loss – U.S. GAAP		(30,867)	(2,069)

Net loss per share – U.S. GAAP
Basic		$(0.18)	$(0.02)
Diluted		$(0.18)	$(0.02)

Anderson Energy Ltd.

Reconciliation to U.S. GAAP of the Audited Consolidated Financial Statements for the fiscal years ended

December 31, 2010 and December 31, 2009.

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT – U.S. GAAP

Years ended December 31	Note	2010	2009
(stated in thousands of dollars)
REVENUES
Oil and gas sales		$86,457	$76,993
Royalties		(9,011)	(8,253)
Realized loss on derivative contracts		(131)	—
Unrealized loss on derivative contracts		(1,918)	—
Interest income		96	155

		75,493	68,895
EXPENSES
Operating		29,148	26,906
General and administrative		7,733	6,998
Stock-based compensation		1,175	1,092
Interest and other financing charges		3,352	3,733
Depletion, depreciation and accretion	1	37,377	29,470
Impairment of property, plant and equipment	1	37,299	—

		116,084	68,199

Net loss before taxes		(40,591)	696
Future income tax expense (benefit)	4	(9,724)	2,765

Net loss and comprehensive loss for the year		(30,867)	(2,069)
Deficit, beginning of the year		(339,175)	(337,106)

Deficit, end of the year		$(370,042)	$(339,175)

Anderson Energy Ltd.

Reconciliation to U.S. GAAP of the Audited Consolidated Financial Statements for the fiscal years ended

December 31, 2010 and December 31, 2009.

CONSOLIDATED BALANCE SHEETS – U.S. GAAP

The following table reconciles the balance sheet amounts as reported under Canadian GAAP that differ from amounts reported under U.S. GAAP as at December 31, 2010 and 2009.

December 31,	Note	2010		2009
		Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
(stated in thousands of dollars)

ASSETS
Current Assets:
Cash and cash equivalents		$4,024	$4,024	$1	$1
Accounts receivable and accruals		20,998	20,998	22,990	22,990
Prepaid expenses and deposits		3,052	3,052	3,778	3,778
Future income tax asset	4	508	—	—	—

		28,582	28,074	26,769	26,769

Property plant and equipment	1	506,533	149,106	470,400	106,384

Future income tax asset	4	—	73,837	—	63,921

Deferred charges	3	—	2,501	—	297

		$535,115	$253,518	$497,169	$197,371

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and accruals		$46,862	$46,862	$36,889	$36,889
Unrealized loss on derivative contracts		1,918	1,918	—	—

		48,780	48,780	36,889	36,889
Bank loans	3	52,719	52,922	62,404	62,701
Convertible debentures	2,3	43,460	50,000	—	—
Asset retirement obligations		36,320	36,320	33,879	33,879
Future income taxes	4	20,045	—	31,278	—

		201,324	188,022	164,450	133,469
Shareholders’ Equity
Share capital	5	422,038	427,374	391,637	396,973
Equity component of convertible debentures	2	4,242	—	—	—
Contributed surplus		8,164	8,164	6,104	6,104
Deficit	1,4,5	(100,653)	(370,042)	(65,022)	(339,175)

		333,791	65,496	332,719	63,902

Subsequent events	7

		$535,115	$253,518	$497,169	$197,371

Anderson Energy Ltd.

Reconciliation to U.S. GAAP of the Audited Consolidated Financial Statements for the fiscal years ended

December 31, 2010 and December 31, 2009.

Notes to the above:

1.	FULL COST ACCOUNTING

Under Canadian GAAP full cost accounting guidance, costs capitalized are limited to an amount equal to the future net revenues from proved plus probable reserves using estimated future prices and costs discounted at the risk-free rate, plus the carrying amount of unproved properties and major development projects (the “ceiling test”). In 2009 and 2010, under the full cost method of accounting as set forth by the U.S. Securities and Exchange Commission, the ceiling test differs from Canadian GAAP in that future net revenues from proved reserves are based on prices using the average first-day-of-the-month price during the previous twelve-month period and costs as at the balance sheet date, and are discounted at 10%. Prior to 2009, future net revenues from proved reserves under U.S. GAAP were based on prices and costs as at the balance sheet date, and were discounted at 10%. Capitalized costs and future net revenues are determined on a net of tax basis. These differences in applying the ceiling test resulted in the recognition of ceiling test impairments in years prior to 2009 and in 2010.

The impact of ceiling test impairments prior to 2009 would have increased U.S. GAAP net earnings by $32.1 million (2009 – $34.4 million), net of income taxes of $11.8 million (2009 – $17.1 million) to reflect the impact of lower depletion charges. The ceiling test impairment recognized in 2010 was $27.3 million (2009 - $nil), net of income taxes of $10.0 million (2009 - $nil).

During 2009, the US Securities and Exchange Commission adopted revisions to its oil and gas reporting disclosures contained in Regulation S-K and Topic 932 “Extractive Activities – Oil and Gas” (a summary of the requirements included in Regulation S-X). As noted above, these revisions impacted the reserves used in the Company’s calculation of the ceiling test under U.S. GAAP at December 31, 2009 and 2010 and the calculation of depletion in 2010.

2.	CONVERTIBLE DEBENTURES

On December 31, 2010, the Company issued $50 million of convertible debentures which included a conversion feature. Under Canadian GAAP, the convertible debentures are classified as debt with a portion representing the value associated with the conversion feature being allocated to equity and the issue costs netted against the debt. Under U.S. GAAP, the convertible debentures in their entirety are classified as debt and the issue costs are classified as deferred charges. In addition, under Canadian GAAP, a non-cash interest expense representing the effective yield of the debt component is recorded in the consolidated statement of loss with a corresponding credit to the convertible debenture liability balance to accrete that balance to the full principal due on maturity. Under U.S. GAAP, this non-cash interest expense is not recorded but the issue costs are amortized over the life of the convertible debentures. As a result, the equity component of the convertible debentures has been reclassified as a liability under U.S. GAAP and included in the convertible debentures line item, resulting in a reclassification of $4.2 million. There is no current year impact on the Statement of Operations, Comprehensive Loss and Deficit as a result of this reclassification.

3.	DEBT ISSUANCE COSTS

U.S. GAAP requires debt issue costs to be recorded as deferred charges. Under Canadian GAAP, these costs are recorded against bank loans and convertible debentures. As a result, issue costs previously recorded against bank loans and convertible debentures have been reclassified to deferred charges. This reclassification has no impact on the Statement of Operations, Comprehensive Loss and Deficit.

Anderson Energy Ltd.

Reconciliation to U.S. GAAP of the Audited Consolidated Financial Statements for the fiscal years ended

December 31, 2010 and December 31, 2009.

4.	INCOME TAXES

Under Canadian GAAP, the Company had recognized a future income tax liability. As a result of the impairment of property plant and equipment recognized under U.S. GAAP per Note 1 above, this future tax liability has become a future tax asset. This asset has been recognized on the Consolidated Balance Sheets under U.S. GAAP to the extent that the ‘more likely than not’ threshold for recognition per ASC 740 “Income Taxes” has been met.

Under U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted tax rates. In addition, U.S. GAAP uses a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. U.S. GAAP also provides guidance on de-recognition, measurement, classification and interest and penalties as specifically scopes out accounting for contingencies. There are no GAAP adjustments required by the Company as a result of these differences.

The remaining differences resulted from future tax adjustments included in the Reconciliation of Net Loss and Comprehensive Loss under Canadian GAAP to U.S. GAAP and the Consolidated Balance Sheets which include the effect of such rate differences, if any, as well as the effect of the other reconciling items noted.

5.	FLOW THROUGH SHARES

The Company has offered flow through shares (“FTS”) four times since the inception of the Company. Under U.S. GAAP, the Company is required to set up a premium liability when FTS are issued. This is the difference between the price of the FTS and the price of common shares on the date that the FTS are issued. In the event that the FTS are offered concurrently with a common share offering, the common share offering is used as a basis for valuation. In addition, when the FTS are renounced for tax purposes, the offset removes the premium liability that was initially set up and the remainder goes to future income tax expense. This differs from Canadian GAAP in which there is no premium liability set up; all of the flow through share proceeds are credited to common share capital, and the tax effect of the FTS renouncement is debited against common share capital (no impact on the Statement of Operations, Comprehensive Loss and Deficit). This results in an increase in share capital related to prior years of $5.3 million, and a corresponding increase in deficit.

6.	CONSOLIDATED STATEMENT OF CASH FLOWS

The Consolidated Statements of Cash Flows are prepared in accordance with Canadian GAAP and conform in all material respects with U.S. GAAP.

7.	SUBSEQUENT EVENTS

Effective June 30, 2011, the Company agreed with its lenders to renew its bank facilities to July 11, 2012 at a total combined amount of $135 million. The new facilities consist of a $100 million extendible revolving term credit facility, a $10 million working capital credit facility and a $25 million supplemental credit facility. If not extended, the extendible revolving term credit facility and working capital credit facility cease to revolve and all outstanding advances thereunder become repayable one year from the term date of July 11, 2012. The supplemental facility expires on July 11, 2012. Draws over $15 million under the supplemental facility are subject to the consent of the bank syndicate at the time of the drawdown. The applicable margins vary from 1.50% to 6.00% depending on the borrowing option used and the Company’s financial ratios.

Anderson Energy Ltd.

Reconciliation to U.S. GAAP of the Audited Consolidated Financial Statements for the fiscal years ended

December 31, 2010 and December 31, 2009.

On June 8, 2011, the Company issued $46 million of convertible unsecured subordinated debentures (the “Series B Debentures”) on a bought deal basis. The Series B Debentures have a face value of $1,000, bear interest at the rate of 7.25% per annum payable semi-annually in arrears on the last day of June and December of each year commencing on December 31, 2011 and mature on June 30, 2017 (the “Maturity Date”). The Series B Debentures are convertible at the holder’s option at a conversion price of $1.70 per common share (the “Conversion Price”), subject to adjustment in certain events. The Series B Debentures are not redeemable by the Corporation before June 30, 2014. On and after June 30, 2014 and prior to June 30, 2016, the Series B Debentures are redeemable at the Corporation’s option, in whole or in part, at a price equal to their principal amount plus accrued and unpaid interest if the weighted average trading price of the common shares on the Toronto Stock Exchange for the 20 consecutive trading days preceding the date on which the notice of redemption is given is not less than 125% of the Conversion Price. On or after June 30, 2016 and prior to the Maturity Date, the Series B Debentures may be redeemed in whole or in part at the option of the Corporation on not more than 60 days and not less than 30 days prior notice at a price equal to their principal amount plus accrued and unpaid interest. The Series B Debentures are listed and posted for trading on the TSX under the symbol “AXL.DB.B”.

On May 16, 2011, the Company’s shareholders approved the elimination of the Company’s consolidated deficit as at January 1, 2011, the effective date of the Company’s transition to IFRS, against share capital without reduction to the Company’s stated capital or paid up capital. This would normally not be permitted under U.S. GAAP, and as such, the components of shareholders’ equity under U.S. GAAP would remain unchanged.

On February 9, 2011 and August 11, 2011, the Company disposed of property, plant and equipment for total gross proceeds of $11.3 million.